SEC FILE NUMBER
001-32564

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ❑ Form 20-F ❑ Form 11-K ❑ Form 10-Q ❑ Form 10-D ❑ Form N-SAR ❑ Form N-CSR

For Period Ended: December 31, 2007
❑ Transition Report on Form 10-K
❑ Transition Report on Form 20-F
❑ Transition Report on Form 11-K
❑ Transition Report on Form 10-Q
❑ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

JER Investors Trust Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1650 Tysons Boulevard, Suite 1600
Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

JER Investors Trust Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 by the prescribed due date of March 17, 2008 without incurring unreasonable effort and expense.  Although the Company has worked diligently and expended considerable resources to complete its 2007 financial information, due to recent market disruptions the Company requires additional time to complete certain matters which affect certain items and disclosures in the Company’s Form 10-K.  As a result of the Company’s delay in preparing its Form 10-K, additional time will also be required to permit its independent registered public accounting firm to complete its audit of the Company’s 2007 financial statements.  Management expects to file the Company’s Annual Report on Form 10-K on or around March 31, 2008 and in no event later than April 1, 2008.

PART IV
OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

J. Michael McGillis	703	714-8000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ❑

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ❑ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

JER Investors Trust Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2008	By:	/s/ J. Michael McGillis
Name: J. Michael McGillis
Title: Chief Financial Officer, Vice President and Treasurer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).